February 8, 2005
Via U.S. Mail and Facsimile


Dr. Anchana Chayawatana
Lam Liang Corp.
#2202 The Lakes,
123 Rachidapisek Road
Bangkok 10110 Thailand

RE: 		Lam Liang Corp.
		Registration Statement on Form SB-2
		File No.: 333-121127
		Amended: February 1, 2005

Dear Dr. Chayawatana:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that the referenced page numbers refer to the "marked" copy of the prospectus.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Directors, Executive Officers, Promoters and Control Persons, page
17

1. We partially reissue comment 4 to our January 24, 2005 letter. Please disclose in the prospectus that Alan Teegardin is one of your promoters. We note that in Item 26 of Part II to the registration statement you state that the shares issued to Mr. Teegardin on October 12, 2004 were issued to a "promoter."

Recent Sales of Unregistered Securities

2. We note your statement that the exemption from registration relied upon for the sale of 1,000,000 shares of common stock by Mr. Teegardin to Dr. Chayawatana was Section 4(1) of the Securities Act of 1933, based upon the fact that the sale was made by Lam Liang Corporation in a transaction not involving any public offering and in reliance upon Section 4(6) as a transaction with an accredited investor. Because Section 4(1) involves transactions by any person other than an issuer, underwriter, or dealer, please explain the basis for claiming this exemption.

Closing Comments

   As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

   You may contact Tracey McKoy at (202) 824-5486or Alfred Pavot at
(202) 942-1764 if you have questions regarding comments on the financial statements and related matters. Please contact Craig
Slivka at (202) 942-7470 with any other questions.

Sincerely,


      Pamela Long
      Assistant Director



cc:	Michael M. Kessler, Esq.
	(916) 239-4008


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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE